HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(15,594)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax provision		(10,028)
Changes in operating assets and liabilities:		
Decrease in segregated cash		175,000
Decrease in accounts receivable		59,880
Decrease in other assets		12,109
Decrease in customer payables		(32,896)
Decrease in due to affiliates		(1,296,230)
Increase in income tax payable to affiliate		456
Decrease in accounts payable and accrued liabilities		(560,518)
Net cash used in operating activities		(1,667,821)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,667,821)
CASH AND CASH EQUIVALENTS, Beginning of year		25,212,842
CASH AND CASH EQUIVALENTS, End of year	$	23,545,021
Supplemental cash flow disclosures:		
Income tax refunds from The Hartford	$	9,000
Income tax payments to The Hartford	$	10,174

See notes to financial statements.